UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On October 16, 2012, CorpBanca held an ordinary meeting of the Board of Directors.  At the ordinary meeting, CorpBanca scheduled an Extraordinary Shareholders Meeting to be held on November 6, 2012. The matters to be voted on are: (i) to leave without effect the non-placed portion of the capital increase previously agreed to at the Extraordinary Shareholders’ Meeting of the CorpBanca held on April 10, 2012; (ii) to increase Corpbanca’s capital in the equivalent amount of US$600 million by  the issuance of common and without par value shares, at the price and terms to be determined at the Extraordinary Shareholders’ Meeting; and amend CorpBanca’s bylaws accordingly; and (iii) to grant sufficient powers of attorney to the Board of Directors of CorpBanca to request that (a) the shares representing the capital increase be registered with the Securities Register of the Superintendencia de Bancos e Instituciones Financieras; (b) such shares be placed in the market, and (c) the actions approved at the Extraordinary Shareholders’ Meeting be memorialized in the necessary resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: October 23, 2012